EXHIBIT 4.6


January  17,  2001
                          VIA FACSIMILE:  215.496.9109


Mr.  Malcolm  D.  Pryor
3  Penn  Center
1515 Market Street, Suite 819
Philadelphia,  PA  19102

     RE:     FINANCIAL  CONSULTANT  AGREEMENT
             --------------------------------

Dear  Malcolm:

     This will memorialize our agreement for you to continue acting as a financial consultant and advisor to Call-Solutions, Inc. upon the following terms:

     1. You shall have the obligation to cause a major strategic partner to form an alliance with Call-Solutions, Inc. (CS) to do teleservice or travel related business activities. You agree that this strategic relationship must be to the satisfaction of CS.

     2. You agree to introduce Call-Solutions, Inc. to other contacts in the business and finance world who may be interested in forming strategic alliances as reasonably requested by CS.

     3. Call-Solutions, Inc. agrees to pay to you a sum of its common stock equal to two million (2,000,000) shares; one million shares immediately and another million shares after your satisfactory completion of the above obligations.

     4. Both parties hereby indemnify and hold harmless each other against any damage or liability which may result to one party by virtue of any acts or omissions of the other party or which may result from the breach of any of the provisions, covenants, warranties, express or implied, of this agreement.

     5. Both parties agree to act in good faith with respect to performing any of the obligations set forth under this agreement. Both parties agree to use good faith, best efforts to perform the obligations set forth in this agreement.

     6. Both Parties hereby acknowledge and agree that the information which they will receive in the course of his business dealings with one another constitute confidential information and are the private trade secrets and security information of the other party and others. Both Parties hereby expressly agree not to disclose or reveal any such information which is received directly or indirectly from one another without the other's express written consent.


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     Furthermore,  both  Parties  hereby agree not to circumvent, bypass, double cross or otherwise side step the other with respect to contacting, entering into agreements with or developing relationships with any parties which are directly or indirectly revealed to either Party.

     The foregoing paragraphs shall extend to all employees, associates, affiliates, representatives, agents or partners of both parties in association with this financing transaction.

     We look forward to working with you on this deal. We also look forward to a long and mutually beneficial association.

     Please sign in the space provide for your signature below indicating your assent all of the foregoing.

     Both parties agree that signed fax copies shall serve as binding documents until fully-executed hard copies are received.

Best  personal  regards,

Peter  Van  Brunt
                                      AGREED  TO  AND  ACCEPTED:



                                       _____________________________
                                       MALCOLM  PRYOR


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